UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Teck Resources Limited

(Exact name of registrant as specified in its charter)

Canada	001-13184
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

Suite 3300-550 Burrard Street, Vancouver, British Columbia, Canada	V6C 0B3
(Address of principal executive offices)	(Zip Code)

Amanda Robinson, Corporate Secretary 604-699-4000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒        Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1), for the reporting period from January 1 to December 31, 2018.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure

Teck Resources Limited (together with its wholly-owned subsidiaries, “Teck”) has determined that a conflict mineral, tin, was necessary to the functionality or production of a number of products manufactured by one or more of its wholly-owned subsidiaries in 2018.

The tin included in all of the relevant products, except one, was sourced through a single supplier from a single secondary tin smelter.  That secondary tin smelter appears on the conformant tin smelters list produced and maintained by the Responsible Minerals Initiative as conformant with the Responsible Minerals Assurance Process assessment protocols, which uses an independent third party audit process to verify a smelter's systems to support responsible mineral procurement.  A list of smelters that meet the standards is available on the Responsible Minerals Initiative website.

For one product, tin removal salt, tin is sourced from recycled materials processed at our Trail operation, zinc and lead concentrates purchased from miners and concentrate traders by our Trail operation, as well as antimony and lead bullion and indium hydroxide acquired from two secondary smelters.  We view tin as an impurity in the concentrates and bullion that we purchase; production of tin removal salt is a necessary process to remove these tin impurities.  The agreements with the various suppliers generally include clauses that provide confirmation that no part of the material supplied was sourced from the Democratic Republic of the Congo or an adjoining country, or, for certain purchases from miners, the agreement specifies the location of the source of concentrates.  We also reviewed the purchases of concentrate made from miners in 2018 and determined that none of our concentrate purchase agreements in 2018 specified that the source of the concentrate was a mine located in the Democratic Republic of the Congo or an adjoining country.

Based on our agreements and purchasing arrangements with suppliers and miners and our understanding of the locations that the concentrate traders and miners source concentrate from, purchases from recycling services, as well as our review of the conformant smelter list and confirmation all as described above, Teck has determined that the tin necessary for the functionality of its products in 2018 did not originate in, or that it has no reason to believe that such necessary tin may have originated in, the Democratic Republic of the Congo or an adjoining country

This information is publicly available in the Financial Reports ― Public Filings Archive section of Teck’s website at www.teck.com. 1

Section 2 – Exhibits

Item 2.01  Exhibits

None.

[1]
The reference to Teck's website is provided for convenience only, and its contents are not incorporated by reference into this Form SD and the Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Teck Resources Limited (Registrant)

Date: May 31, 2019	By:	/s/ Ronald A. Millos
	Name:	Ronald A. Millos
	Title:	Senior Vice President, Finance and Chief Financial Officer